

10027721

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66920

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2009___ AND ENDING ___12/31/2009___
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASCENTAGE ADVISORS, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

2 PILLSBURY STREET, SUITE 405, CONCORD, NH 03301
           (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THEODORE P. CHUMAS   (603) 227-0500
                                                      (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAHN, LITWIN, RENZA & CO., LTD.
                             (Name - if individual, state last, first, middle name)

800 SOUTH STREET, SUITE 300, WALTHAM, MA 02453
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    X Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing

FEB 17 2010

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, THEODORE P. CHUMAS ___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASCENTAGE ADVISORS, LLC ___ , as of DECEMBER 31, ___ 20 09 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Partner
Title

Notary Public   MARY LLOYD HANNAGAN, Notary Public
My Commission expires January 13, 2015

This report ** contains (check all applicable boxes):
X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent Auditors report on internal accounting control.

* *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ASCENTAGE ADVISORS, LLC

Financial Statements
and Supplementary Information

Years Ended December 31, 2009 and 2008

(With Independent Auditors' Report Thereon)



Kahn, Litwin, Renza & Co., Ltd.
Providence • Boston • Waltham • Newport

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com



Certified Public Accountants
and Business Consultants

ASCENTAGE ADVISORS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Years Ended December 31, 2009 and 2008

Kahn, Litwin, Renza & Co., Ltd.
Providence • Boston • Waltham • Newport

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Members of
Ascentage Advisors, LLC
Concord, New Hampshire

We have audited the accompanying statement of financial condition of Ascentage Advisors, LLC (the Company) as of December 31, 2009, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit. The financial statements of Ascentage Advisors, LLC as of December 31, 2008 were audited by other auditors whose report dated February 20, 2009 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ascentage Advisors, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules 1 and 2 are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such 2009 information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kahn, Litwin, Renza & Co., Ltd.

February 11, 2010



ASCENTAGE ADVISORS, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

	2009	2008
Assets		
Cash	$ 21,837	$ 16,620
Total Assets	$ **21,837**	$ **16,620**
Members' Equity		
Members' capital	$ 21,837	$ 16,620
Total Members' Equity	$ **21,837**	$ **16,620**



	2009	2008
Revenue:		
Consulting income	$ 359,628	$ 195,602
Investment income	29	67
	359,657	**195,669**
Expenses:		
Payments made to members	239,000	162,000
Professional fees	101,653	19,549
Office expenses	8,614	6,595
Regulatory fees	3,233	3,650
Taxes other	1,540	1,222
Franchise tax	250	200
Dues and subscriptions	150	498
Bank charges	-	87
Insurance	-	655
	354,440	**194,456**
Net Income	**$ 5,217**	**$ 1,213**



ASCENTAGE ADVISORS, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
Years Ended December 31, 2009 and 2008

	Members' Equity
Balance, December 31, 2007	$ **15,407**
Net income	1,213
Balance, December 31, 2008	**16,620**
Net income	5,217
Balance, December 31, 2009	$ **21,837**



ASCENTAGE ADVISORS, LLC
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2009 and 2008

	2009	2008
Cash Flows From Operating Activities:		
Net income	$ 5,217	$ 1,213
Changes in operating assets:		
Accounts receivable	-	7,500
Net cash provided by operating activities	**5,217**	**8,713**
Cash, beginning of year	**16,620**	**7,907**
Cash, end of year	**$ 21,837**	**$ 16,620**


1.   **Summary of Significant Accounting Policies**

This summary of significant accounting policies of Ascentage Advisors, LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Operations
The Company was organized in the State of Delaware on January 27, 2005 to conduct business as a registered broker-dealer under the Securities and Exchange Act of 1934. The Company acts principally as a representative of business clients in the private placements of their securities, arising from mergers, acquisitions, divestitures, recapitalizations, debts, mezzanine and equity financing.

Income Taxes
The Company is a Limited Liability Company and is taxed as a partnership for federal income tax purposes whereby its members report all items of income and loss on their individual income tax return. Accordingly, no taxes on income have been provided. The federal income tax returns of the Company for 2006, 2007 and 2008 are subject to examination by the Internal Revenue Service, generally for three years after they were filed.

In 2009, the Company adopted authoritative guidance pertaining to uncertain tax positions. Such adoption did not impact the Company's financial position or results of operations.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
Management has evaluated subsequent events through February 11, 2010, which is the date these financial statements were available to be issued.

2.   **Subordinated Liabilities**

The Company did not have any subordinated liabilities at any time during the year.



3. Net Capital Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1.

The Company's net capital as computed under Rule 15c3-1 was $21,837 and $16,620 at December 31, 2009 and 2008, respectively, which exceeded required net capital of $5,000 by $16,837 and $11,620, respectively, and did not differ from the unaudited calculation of net capital submitted with the Company's Form X-17A-5 Part II filings for those years. The ratio of aggregate indebtedness to net capital for December 31, 2009 and 2008 was 0%.

4. Revenue Concentration

For the year ended December 31, 2009, two customers accounted for approximately 99% of revenue. For the year ended December 31, 2008, three customers accounted for approximately 93% of revenue.

5. Related Party Transactions

The Company is co-located with a sister entity, Ascentage Group, LLC (the Sister). Under an agreement dated June 30, 2005, the Sister provides certain services to the Company for various administrative services and use of its facilities. These amounts are paid monthly and are subject to periodic review. During 2009 and 2008, the Company paid $3,000 of management fees to its Sister to cover these expenses.

6. Supplemental Cash Flow Information

During 2009 and 2008, the Company expended $1,790 and $1,422 on taxes.

7. Reclassifications

Certain amounts in 2008 have been reclassified to conform with the 2009 presentation.

KLR

ASCENTAGE ADVISORS, LLC
COMPUTATIONS OF NET CAPITAL PURSUANT TO RULE 15C3-1
December 31, 2009 and 2008

	2009	2008
Aggregated indebtedness	$ -	$ -
Net Capital:		
Members' capital	$ 21,837	$ 16,620
Net capital, as defined	$ 21,837	$ 16,620
Net capital requirement	$ 5,000	$ 5,000
Net capital in excess of requirement	$ 16,837	$ 11,620
Ratio of aggregate indebtedness to net capital	0%	0%

No material differences existed between the Company's net capital calcualted above and the amount reported on the December 31, 2009 and 2008 unaudited Form X-17A-5 Part II filings.

KLR

ASCENTAGE ADVISORS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
Years Ended December 31, 2009 and 2008

Ascentage Advisors, LLC is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 because it does not hold funds or securities for the accounts of its customers, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.



INDEPENDENT AUDITORS' RERPORT ON INTERNAL CONTROL

To the Members of
Ascentage Advisors, LLC
Concord, New Hampshire

In planning and performing our audit of the financial statements of Ascentage Advisors, LLC (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe that a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kalu, Lituria, Kenya & Co., Ltd.

February 11, 2010